Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Fourth
Quarter and Year End 2010 Operating Results
Achieves Record Fiscal Fourth Quarter Revenue and Adjusted Operating Income
Quarterly Revenue Up 29% while Adjusted Operating Income Increases $1.95 million
Strong Finish to Fiscal Year in which Revenue and Adjusted Operating Income
Increased 55% and 137%, respectively
New York, NY, September 15, 2010– Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the United States, today announced its results for the fiscal fourth quarter and year ended June 30, 2010.
The Company’s revenue for the quarter ended June 30, 2010 was $23.2 million, an increase of 29% from $18.0 million reported in the fourth quarter of fiscal 2009. The Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009, were included for the entire fourth quarter of fiscal 2010 and 2009. Revenue from the Company’s Australian and Canadian operations were up 39% and 67%, respectively, from the fiscal fourth quarter of 2009. While both Canada and Australia were aided by favorable currency exchange rate fluctuations due to a weaker U.S. dollar compared with the local currencies in the year ago quarter, results were also very strong in the respective local currencies, as quarterly Australian revenue increased 20% and Canadian revenue increased 42%, respectively, compared to the prior year quarter.
Adjusted Operating Income was $2.4 million for the fiscal fourth quarter ended June 30, 2010 compared to $0.5 million for the quarter ended June 30, 2009. This represents a 380% increase in quarterly Adjusted Operating Income. The Company defines Adjusted Operating Income (Loss) as net operating income (loss) plus depreciation and amortization expense.
Net income for the fourth quarter of fiscal 2010 was $0.4 million compared to net loss of $1.0 million for the same quarter a year ago.
The Company’s revenue for the year ended June 30, 2010 was $93.3 million, an increase of 55% from $60.3 million reported for the year ended June 30, 2009. While a significant portion of the increase in fiscal 2010 revenue was achieved due to an increase of $16.6 million in revenue from the Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009 and only included for four months in the prior year period, revenue from the Company’s Australian operations was up 32% while revenue from the Company’s Canadian operations was up 38%, respectively, from the year ended June 30, 2009. Both Canada and Australia were impacted by favorable currency exchange rate fluctuations due to a weaker U.S. dollar compared with the local currencies in the year ago period. When measured in their local currencies, annual Australian revenue increased 11% and annual Canadian revenue increased 24% compared to the year ago period.
Adjusted Operating Income increased $5.2 million to $9.0 million for the year ended June 30, 2010 from $3.8 million for the year ended June 30, 2009. Of this increase, $6.7 million occurred during the last three fiscal quarters as Adjusted Operating Income had decreased during the first quarter of fiscal 2010.
Net income for the year ended June 30, 2010 was $0.6 million compared to a net loss of $1.1 million for the previous year. Included in the results for the year ended June 30, 2010 is $2.6 million of non-cash amortization expense and $0.4 million of non-cash income tax benefit related to the amortization of the intangible assets and utilization of net operating losses of the U.K. acquisition.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “Once again we have posted strong operating results as we have continued the momentum that began earlier in the fiscal year. Both Australia and Canada sales were significantly higher than the year ago quarter in both U.S. dollars and the local currencies with Australian revenue increasing 20% and Canadian revenue increasing 42% in local currencies. This is our second consecutive quarter of strong growth in Canada and we are convinced we are on the right path and expect to continue to show significant improvement in Canada’s financial results. In addition, currency exchange rates continued to have a positive impact on our results and based on the exchange rates to date appear poised to be a benefit in the first quarter of fiscal 2011. To put the Company’s revenue growth in perspective, total revenue for the Company in fiscal 2005 was slightly over $15 million. Our fiscal 2010 revenue of $93 million represents an increase of more than our total revenue in fiscal 2005 every year for five consecutive years. Even more impressive is that most of the growth was accomplished organically.”
Mr. Yde continued, “Our strong revenue growth resulted in record Adjusted Operating Income growth for the quarter. Adjusted Operating Income increased from $0.5 million for the quarter ended June 30, 2009 to $2.4 million for the quarter ended June 30, 2010. We were pleased that our consolidated U.K. operations achieved positive Adjusted Operating Income on an annual basis for the first time, generating $1.1 million of for the year ended June 30, 2010. This achievement can be mainly attributed to the successful integration of our acquisition of UBC’s radio traffic and entertainment news operations that we purchased on March 1st of last year. For the current quarter our company wide revenue to date is pacing well ahead of the previous year fiscal first quarter and we anticipate a significant increase in Adjusted Operating Income for this quarter as well.”
Mr. Yde concluded, “We continue to invest in our company during good and bad economic times. We believe this commitment will ensure the long term success of our Company. We are able to take advantage of these opportunities regardless of the economic climate because of our strong balance sheet that has no debt and over $1 per share in cash. These investments are now starting to pay off as demonstrated by our recent vigorous growth. Looking to the future, we continue to be well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.”
First Fiscal Quarter 2011 Outlook
To date for the Company’s fiscal first quarter ending September 30, 2010 revenue reflected in the Company’s internal sales reports is higher compared to the fiscal first quarter ended September 30, 2009. The Company’s anticipates that its fixed operating, sales and general and administrative expenses will increase over fiscal fourth quarter 2010 as well as the comparable (first) quarter of fiscal 2009 when measured in local currencies. With the exception of sales commissions and certain U.K. operating expenses, the vast majority of the Company’s costs are fixed and not readily reduced in the short or intermediate term. The Company also anticipates its variable costs will be higher due to the anticipated increase in revenue. The U.S. dollar has been weaker to date during the fiscal first quarter of 2011 when compared to the Australia and Canadian dollar in the prior year fiscal first quarter while stronger than the British pound for the same period. The impact of a weaker U.S. dollar, all other things being equal, is to increase the reported revenues and expenses when local currency financial statements are translated into financial statements reported in U.S. dollars compared to a neutral exchange rate. Conversely, a stronger U.S. dollar decreases the reported revenues and expenses. Should foreign exchange rates and revenues from the Company’s consolidated operations end fiscal first quarter 2011 consistent with the exchange rates to date and current sales pacings, the Company anticipates revenues, Adjusted Operating Income and net income will exceed the fiscal first quarter ended September 30, 2009.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on Wednesday, September 15, 2010, to discuss its fiscal fourth quarter 2010 results, as well as other relevant matters. To listen to the call, dial (877) 303-9131 (domestic), or (408) 337-0141 (international), and enter the pass code 98802563. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from September 15, 2010 through September 22, 2010. To access the replay, please call (800) 642-1687 (domestic) or (706) 645-9291 (international) and enter the pass code 98802563.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
Currency Exchange Rates for Income Statement Information

	Three Months Ending	Three Months Ending
	June 30, 2010	June 30, 2009	Difference
Australia	0.8827	0.7611	+16.0%
Canada	0.9719	0.8567	+13.4%
United Kingdom	1.4917	1.5522	(3.9)%
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
     The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income for the three and twelve month periods ended June 30, 2010 and 2009.

	Three Months		Twelve Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income (loss)	$1,019	$(623)	$3,705	$1,238
Add back:
Depreciation and amortization expense	$1,416	$1,104	$5,326	$2,547

Adjusted Operating Income	$2,435	$481	$9,031	$3,785

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended June 30,

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$14,224	$2,977	$6,040	$—	$—	$23,241
Operating expenses
Traffic	5,208	2,561	4,763	140	—	12,672
News	2,247	—	431	—	—	2,678
TV	231	—	—	—	—	231
Selling, G&A	2,581	819	668	33	—	4,101
Corporate overhead	392	—	—	—	436	828
Non-cash compensation	—	—	—	—	296	296
Depreciation/amortization	232	483	675	26	—	1,416

Net operating income (loss)	3,333	(886)	(497)	(199)	(732)	1,019

Interest expense	—	—	—	—	—	—
Other (income)	(216)	—	2	—	1	(213)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	3,549	(886)	(499)	(199)	(733)	1,232
Income tax expense (benefit)	1,069	—	(204)	—	11	876
Net income (loss)	$2,480	$(886)	$(295)	$(199)	$(744)	$356

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$10,191	$1,844	$5,936	$—	$—	$17,971
Operating expenses
Traffic	4,081	2,053	5,116	117	—	11,367
News	1,805	—	270	—	—	2,075
TV	193	—	—	—	—	193
Selling, G&A	1,707	477	634	91	—	2,909
Corporate overhead	352	—	—	—	316	668
Non-cash compensation	—	—	—	—	278	278
Depreciation/amortization	189	211	691	13	—	1,104

Net operating income (loss)	1,864	(897)	(775)	(221)	(594)	(623)

Interest expense	7	—	—	—	—	7
Other (income)	(135)	(1)	—	—	(3)	(139)
Other expense	—	6	11	19	—	36

Net income (loss) before taxes	1,992	(902)	(786)	(240)	(591)	(527)
Income tax expense (benefit)	600	—	(70)	—	(10)	520
Net income (loss)	$1,392	$(902)	$(716)	$(240)	$(581)	$(1,047)

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Twelve Months Ended June 30,

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$56,451	$9,464	$27,389	$31	$—	$93,335
Operating expenses
Traffic	20,066	9,675	21,229	541	—	51,511
News	9,024	—	1,800	—	—	10,824
TV	931	—	—	—	—	931
Selling, G&A	10,097	2,837	3,281	175	—	16,390
Corporate overhead	1,588	—	—	—	1,815	3,403
Non-cash compensation	—	—	—	—	1,245	1,245
Depreciation/amortization	982	1,386	2,854	104	—	5,326

Net operating income (loss)	13,763	(4,434)	(1,775)	(789)	(3,060)	3,705

Interest expense	15	—	—	—	—	15
Other (income)	(729)	(9)	(129)	—	(100)	(967)
Other expense	—	6	—	26	—	32

Net income (loss) before taxes	14,477	(4,431)	(1,646)	(815)	(2,960)	4,625
Income tax expense (benefit)	4,360	—	(388)	—	26	3,998
Net income (loss)	$10,117	$(4,431)	$(1,258)	$(815)	$(2,986)	$627

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$42,707	$6,920	$10,710	$—	$—	$60,337
Operating expenses
Traffic	14,955	7,232	10,107	654	—	32,948
News	6,876	—	360	—	—	7,236
TV	753	—	—	—	—	753
Selling, G&A	7,387	2,019	1,170	734	—	11,310
Corporate overhead	1,340	—	—	—	1,811	3,151
Non-cash compensation	—	—	—	—	1,154	1,154
Depreciation/amortization	737	757	1,015	38	—	2,547

Net operating income (loss)	10,659	(3,088)	(1,942)	(1,426)	(2,965)	1,238

Interest expense	39	—	—	—	—	39
Other (income)	(701)	(31)	(21)	—	(297)	(1,050)
Other expense	41	6	11	19	—	77

Net income (loss) before taxes	11,280	(3,063)	(1,932)	(1,445)	(2,668)	2,172
Income tax expense (benefit)	3,386	—	(130)	—	1	3,257
Net income (loss)	$7,894	$(3,063)	$(1,802)	$(1,445)	$(2,669)	$(1,085)

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Twelve Months Ended
	June 30		June 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$23,241	$17,971	$93,335	$60,337

Operating expenses (exclusive of depreciation and amortization shown separately below)	15,581	13,635	63,266	40,937
Selling, general and administrative expenses	5,225	3,855	21,038	15,615
Depreciation and amortization expense	1,416	1,104	5,326	2,547

Net operating income (loss)	1,019	(623)	3,705	1,238
Interest expense	—	7	15	39
Other (income) (including interest income of $214 and $137 for the three months ended June 30, 2010 and 2009 and interest income of $727 and $1,015 for the twelve months ended June 30, 2010 and 2009)	(213)	(139)	(967)	(1,050)
Other expense	—	36	32	77

Net income (loss) before income taxes	1,232	(527)	4,625	2,172
Income tax expense	876	520	3,998	3,257

Net income (loss)	$356	$(1,047)	$627	$(1,085)

Income (loss) per common share:
Basic	$0.02	$(0.06)	$0.03	$(0.06)
Diluted	$0.02	$(0.06)	$0.03	$(0.06)
Weighted average common shares outstanding:
Basic	18,161,505	18,091,502	18,115,530	18,065,671
Diluted	18,299,839	18,091,502	18,132,721	18,065,671

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	June 30,	June 30,
	2010	2009
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$19,564	$21,419
Accounts receivable net of allowance for doubtful accounts of $69 and $150 at June 30, 2010 and 2009	18,790	15,986
Prepaids and other current assets	1,989	1,421
Deferred tax assets	239	208

Total current assets	40,582	39,034

Property and equipment, net	6,693	7,569
Intangibles	13,013	17,200
Goodwill	4,257	4,688
Deferred tax assets	129	115
Other assets	414	564

Total assets	$65,088	$69,170

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$11,709	$14,649
Deferred revenue	810	1,198
Income taxes payable	1,306	1,908
Current portion of long term debt	—	326

Total current liabilities	13,825	18,081
Long term debt, less current portion	—	57
Deferred tax liabilities	2,747	3,410
Other liabilities	349	318

Total liabilities	16,921	21,866

Common stock, $.001 par value; 100,000,000 shares authorized; 18,409,834 shares issued and outstanding as of June 30, 2010 and 18,264,834 shares issued and outstanding as of June 30, 2009	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2010 and June 30, 2009	—	—
Additional paid in capital	51,391	50,146
Accumulated other comprehensive income	389	1,398
Accumulated deficit	(3,631)	(4,258)

Total shareholders’ equity	48,167	47,304

Total liabilities and shareholders’ equity	$65,088	$69,170

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	June 30,
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$627	$(1,085)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,326	2,547
Allowance for doubtful accounts	(81)	(142)
Non-cash compensation expense	1,245	1,154
Change in deferred taxes	(403)	(188)
Foreign currency translation income	(101)	—
Loss on disposal or write down of assets	92	62
Changes in assets and liabilities (net of effects from purchase of controlled entity):
Accounts receivable	(2,700)	(45)
Prepaid and other current assets and other assets	(481)	(817)
Accounts payable and accrued expenses and other liabilities	680	292
Deferred revenue	(391)	(69)
Income taxes payable	(714)	(735)

Net cash provided by operating activities	3,099	974

Cash flows from investing activities:
Purchase of property and equipment	(1,244)	(1,627)
Acquisition of business	(3,488)	(13,133)

Net cash used in investing activities	(4,732)	(14,760)

Cash flows from financing activities:
Repayment of long term debt	(414)	(377)

Net cash used in financing activities	(414)	(377)

Effect of exchange rate changes on cash and cash equivalents	192	(1,959)

Net decrease in cash and cash equivalents	(1,855)	(16,122)
Cash and cash equivalents at beginning of fiscal period	21,419	37,541

Cash and cash equivalents at end of fiscal period	$19,564	$21,419

Supplemental disclosures of cash flow information:
Cash paid during the fiscal period for:
Interest	$15	$39

Income taxes	$5,133	$3,876

CONTACT:

At KCSA Strategic Communications
Phil Carlson /Marybeth Csaby
212-896-1233/1236
pcarlson@kcsa.com/mcsaby@kcsa.com

or

At Global Traffic Network, Inc.
Scott Cody, Chief Financial Officer
& Chief Operating Officer
212-896-1255
scott.cody@globaltrafficnet.com